[Letterhead of Sutherland Asbill & Brennan LLP]

June 28, 2013

VIA EDGAR

John M. Ganley

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Mountain Finance Corporation and New Mountain Finance
Holdings, L.L.C. - Registration Statement on Form N-2
Filed on June 28, 2013

Dear Mr. Ganley:

On behalf of New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C. (the “Companies”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Companies’ joint shelf registration statement on Form N-2, filed with the Commission on June 28, 2013 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Companies’ joint shelf registration statement on Form N-2 (File Nos. 333-185955 and 333-185954) (the “Prior Registration Statement”), initially filed with the Commission on January 10, 2013 and declared effective, as amended, on March 1, 2013, which Prior Registration Statement related to the registration of New Mountain Finance Corporation’s common stock, except for (i) revisions reflecting material developments relating to the Companies since the effective date of the Prior Registration Statement, (ii) information specific to the terms and manner of certain additional types of securities that may be offered pursuant to the Registration Statement, and (iii) the inclusion of annual audited financial statements and related financial data for the year ended December 31, 2012 and unaudited financial statements and related financial data for the period ended March 31, 2013, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact John J. Mahon at (202) 383-0515, or the undersigned at (202) 383-0176.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:           John J. Mahon